FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Teva Reports First Quarter 2012 Results

Net Revenues Total $5.1 Billion, up 25%

Non-GAAP EPS of $1.47, up 41%

JERUSALEM--(BUSINESS WIRE)--May 8, 2012--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended March 31, 2012.

Highlights:

  Net revenues of $5.1 billion, compared to $4.1 billion in the first quarter of 2011, an increase of 25%.
  Non-GAAP operating income of $1.6 billion, an increase of 42% compared to $1.1 billion in the first quarter of 2011.
  Non-GAAP net income and Non-GAAP EPS of $1.3 billion and $1.47 diluted earnings per share, an increase of 39% and 41%, respectively, compared to $0.9 billion and $1.04 diluted earnings per share in the first quarter of 2011.

“2012 is off to a good start for Teva,” commented Shlomo Yanai, Teva’s President and CEO. “We enjoyed a quarter of strong growth for our branded products, in our US generics business, and in the developing markets Teva operates in. All of these served to offset weaker generics sales in Europe, which resulted primarily from the macro-economic conditions in that region.”

Mr. Yanai continued: “After five extremely rewarding years as Teva’s CEO, I will be stepping down today. It has been an immense privilege to lead Teva’s outstanding global team through such an exciting period. Together we turned Teva into a highly diversified global pharmaceutical company, with an expanded geographical footprint and additional lines of business. Over the last few months I have had the great pleasure of working closely with my successor, Dr. Jeremy Levin, to ensure a smooth transition. I am very confident that Jeremy will lead Teva to even new heights and I wish him every success.”

Revenues by Geographies for the First Quarter 20121

Net revenues in the United States in the first quarter were $2.8 billion (representing 54% of total revenues), an increase of 46% compared to the first quarter of 2011, primarily as a result of strong revenues of both generic products, including the launch of seven new products not sold in the first quarter of 2011, and branded products, primarily due to the inclusion of Cephalon.

Net revenues in Europe in the first quarter were $1.3 billion (representing 26% of total revenues), a decrease of 2% compared to the first quarter of 2011, and an increase of 3% in local currency terms. Revenues in Europe this quarter benefited from the inclusion of Cephalon products and sales synergies following the successful integration of the acquisition, as well as stronger revenues from some of our legacy branded products, primarily Copaxone®, for which we successfully completed the take-back in Europe this quarter and grew sales of the product. These offset lower generic sales due to the ongoing macro-economic conditions and healthcare reforms in key European markets. Our strategy of diversifying our business in Europe, geographically and from a product standpoint, as well as our significant footprint in the continent, has helped us successfully mitigate some of prevailing pressures.

Net revenues in the Rest of the World (ROW, which includes Canada, Israel, certain markets in Eastern Europe, Latin America and Asia) in the first quarter totaled $1 billion (representing 20% of total revenues), up 21% compared to the first quarter of 2011. In local currency terms, ROW revenues grew by 23%. The growth in revenues resulted primarily from the inclusion of Taiyo and Cephalon, as well as from strong performance in Eastern Europe, Latin America and Israel.

	Three months ended March 31,				Percentage Change	Percentage Change

	2012	2011	% of 2012	% of 2011	2012 from 2011	2012 from 2011
	U.S. $ in millions					in local currencies
United States:
Generic	$1,219	$944	24%	23%	29%	29%
Branded	1,497	935	29%	23%	60%	60%
Others	36	3	1%	**	1,100%	1,100%
Total United States	2,752	1,882	54%	46%	46%	46%
Europe*:
Generic	775	912	15%	23%	(15%)	(12%)
Branded	365	255	7%	6%	43%	49%
Others	176	177	4%	4%	(1%)	11%
Total Europe	1,316	1,344	26%	33%	(2%)	3%
Rest of World:
Generic	623	479	12%	12%	30%	30%
Branded	212	161	4%	4%	32%	36%
Others	199	214	4%	5%	(7%)	(4%)
Total Rest of World	1,034	854	20%	21%	21%	23%
Total Revenues	$5,102	$4,080	100%	100%	25%	27%

*All members of the European Union as well as Switzerland and Norway.
** Less than 0.5%.

Revenues by Product Lines for the First Quarter 2012

Generic products net revenues in the first quarter were $2.6 billion (including API net revenues of $199 million), an increase of 12% compared to $2.3 billion in the first quarter of 2011. Generic revenues consisted of U.S. revenues of $1.2 billion, an increase of 29% compared to the first quarter of 2011, European revenues of $775 million, a decrease of 15% (12% in local currency terms), and ROW revenues of $623 million, an increase of 30%. The U.S. generics business benefited from the launch of seven new generic products, including several that were either exclusive, semi-exclusive or in limited competition markets. Products launched included escitalopram, modafinil, progesterone, irbesartan and irbesartan/HCTZ, quetiapine and olanzapine ODT. In addition, the U.S. generics business continued to benefit from our agreement with Ranbaxy relating to its launch of generic Lipitor®. The European generics business declined primarily as a result of continued economic and regulatory pressures. The ROW generics business had a strong quarter in Eastern Europe and Latin America, coupled with the inclusion of Taiyo in Japan, and slightly offset by a decrease in generics sales in Canada.

	Three months ended March 31,				Percentage Change

	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in million

Generics	2,617	2,335	51%	57%	12%
API	199	184	4%	5%	8%

Branded products net revenues in the first quarter were $2.1 billion, an increase of 54% compared to $1.4 billion in the first quarter of 2011. Branded revenues consisted of U.S. revenues of $1.5 billion, an increase of 60% compared to the first quarter of 2011, European revenues of $365 million, an increase of 43%, and ROW revenues of $212 million, an increase of 32%. Branded revenues comprised 41% of total revenues in the quarter, compared to 33% in the first quarter of 2011.

The increase in branded products revenues over the first quarter of 2011 was primarily due to the inclusion of Cephalon sales (mainly Provigil® with $291 million in revenues, Treanda® with $148 million and Nuvigil® with $84 million).

In addition, most of Teva’s major branded products had strong revenues. Global revenues recorded by Teva for Copaxone®, the leading multiple sclerosis therapy in the U.S. and globally, increased 8% to $909 million compared to $838 million in the first quarter of 2011, in part because of the successful take-back from Sanofi in Europe and increased sales in ROW. Global in-market sales of Copaxone® increased 4% to $941 million. In the U.S., in-market sales slightly decreased 1% to $617 million, as a result of the renegotiation of certain distribution services agreements so as to establish a new fee structure, partially offset by price increases. In-market sales outside the U.S. grew 14% to $324 million, mainly in Europe, Russia and several markets in Latin America. Azilect® revenues recorded by Teva increased 9% to $72 million, while global in-market revenues increased 7% to $96 million, primarily due to volume growth in several European countries including France, Spain and Italy. Respiratory products revenues were up 4% to $190 million, driven primarily by higher global sales of Qvar® that reached $63 million this quarter, partially off-set by lower sales of ProAir® due to the renegotiation of the distribution sales agreements in the U.S. The total impact of this renegotiation on the sales of branded products in the U.S. this quarter was approximately $180 million.

	Three months ended March 31,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in million

Branded Products	2,074	1,351	41%	33%	54%
CNS	1,449	904	29%	22%	60%
Copaxone®	909*	838	18%	21%	8%
Provigil®	291	-	6%	-	-
Azilect®	72*	66	1%	2%	9%
Nuvigil®	84	-	2%	-	-
Respiratory	190	183	4%	4%	4%
ProAir™	90*	101	2%	2%	(11%)
Qvar®	63*	55	1%	1%	15%
Women's Health	108	103	2%	3%	5%
Oncology	208	22	4%	1%	845%
Treanda®	148	-	3%	-	-
Other Branded	119	139	2%	3%	(14%)

*Sales of these products were impacted by the renegotiation of the distribution services agreements in the U.S. this quarter, which amounted to approximately $180 million

OTC net revenues in the quarter were $196 million, an increase of 7%, or 10% in local currency terms, compared to $184 million in the first quarter of 2011.

Other net revenues in the quarter were $215 million, mostly from the distribution of third party products in Israel and Hungary, compared to $210 million in the first quarter of 2011.

	Three months ended March 31,				Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011
	U.S. $ in million

OTC	196	184	4%	5%	7%
Other Revenues	215	210	4%	5%	2%

Key Metrics for the First Quarter 2012

Exchange rate differences between this quarter and the first quarter of 2011 reduced our revenues by approximately $81 million, while having a minor positive impact on operating income. The impact on revenues resulted primarily from the weakening of certain currencies (primarily the Euro) relative to the U.S. dollar.

Non-GAAP Information Non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $414 million, of which $402 million are included in cost of sales and the remaining $12 million in selling and marketing expenses;
  Inventory step-up of $56 million in connection with the Cephalon acquisition;
  Costs related to regulatory actions taken in facilities of $38 million, which relate primarily to our Irvine and animal health plants;
  Impairment of long-lived assets of $87 million;
  Acquisitions, restructuring and other expenses of $43 million related primarily to the Cephalon and Taiyo acquisitions;
  Legal settlements of $19 million mainly relating to U.S. product liability matters; and
  Related tax benefits of $216 million.

Teva believes that excluding such items facilitates investors' understanding of the Company's business. See the attached tables for a reconciliation of U.S. GAAP results to the adjusted non-GAAP figures.

GAAP net income and GAAP EPS were $859 million and $0.97 in the quarter, respectively, compared with $761 million and $0.84 in the first quarter of 2011.

Non-GAAP operating income this quarter was $1.6 billion, up 42% compared to the first quarter of 2011. GAAP operating income totaled $928 million, compared to $867 million in the first quarter of 2011.

Non-GAAP gross profit margin was 60.9% in the quarter, compared to 58.8% in the first quarter of 2011. This reflects the increase in the contribution from branded products, primarily due to the inclusion of Cephalon, and the new generic launches in the U.S. this quarter, partially offset by the decrease in generics sales in Europe. GAAP gross profit margin was 51.1% in the quarter, compared to 53.6% in the first quarter of 2011.

Net Research & Development (R&D) expenditures (excluding purchase of in-process R&D) in the quarter totaled $292 million, or 5.7% of revenues, compared to $239 million, or 5.9% of revenues, in the first quarter of 2011. The increase in R&D spending in dollar terms primarily reflects the inclusion of Cephalon. Gross R&D in the first quarter of 2012, before reimbursement from third parties for certain R&D expenses, totaled approximately $315 million, or 6.2% of revenues.

Selling and Marketing expenditures (excluding amortization of purchased intangible assets) totaled $916 million, or 18.0% of revenues, in the quarter, compared to $825 million, or 20.2% of revenues in the first quarter of 2011. The increase in dollar terms was primarily due to the inclusion of Cephalon and Taiyo, as well as the take-back of distribution and marketing responsibility for Copaxone® in Europe, partially offset by lower royalty payments made on generic products in the U.S. and changes in currency exchange rates.

General and Administrative (G&A) expenditures totaled $312 million in the quarter, or 6.1% of revenues, compared with $221 million, or 5.4% of revenues, for the first quarter of 2011. The increase was primarily due to the inclusion of Cephalon as well as Taiyo and due to the gain from the sale of our Peruvian pharmacy chain recorded in the comparable quarter.

Non-GAAP net financial expense in the first quarter of 2012 totaled $70 million, compared with $38 million in the first quarter of 2011. The increase is mainly due to higher interest expenses resulting from the additional debt incurred in connection with the acquisitions of Cephalon and Taiyo.

The provision for non-GAAP tax for the first quarter of 2012 was 13.7% and amounted to $207 million on pre-tax non-GAAP income of $1.5 billion. The provision for tax in the first quarter of 2011 was $121 million on pre-tax income of $1.1 billion, or 11.2%. Our 2012 annual tax rate increases compared to the annual tax rate in 2011, primarily as a result of the change in geographical and product mix following the Cephalon and Taiyo acquisitions. On a GAAP basis, we booked a tax benefit of $9 million for the first quarter.

Cash flow from operations during the quarter was $756 million, compared to $900 million in the first quarter of 2011, a decrease of 16%. Free cash flow - excluding net capital expenditures and dividends - was $414 million, a decrease of 19% compared to the first quarter of 2011. The decrease is mostly the result of one-off items and an increase in working capital. Cash and marketable securities on March 31, 2012, amounted to $1.7 billion.

During the quarter, share repurchases totaled approximately 11.9 million shares for an aggregate purchase price of approximately $533 million. These were the first repurchases since the $3.0 billion share repurchase plan was authorized in December 2011. As a result of these repurchases, the fully diluted share count has been reduced by approximately 4 million shares from December 31, 2011, to March 31, 2012.

Total equity at March 31, 2012, was $23.2 billion, an increase of $0.9 billion, compared to $22.3 billion at December 31, 2011. The increase in total equity is primarily a result of GAAP net income of $859 million and currency translation adjustments, partially offset by share repurchases and dividends distributed.

For the first quarter of 2012, the weighted average share count for the fully diluted earnings per share calculation was 882 million on both a GAAP and non-GAAP basis. At March 31, 2012, the share count for calculating Teva's market capitalization was approximately 872 million.

Dividend

The Board of Directors, at its meeting on May 8, 2012, declared a cash dividend for the first quarter of 2012 of NIS 1.00 (approximately 26.3 cents according to the rate of exchange on May 8, 2012) per share.

The record date will be May 21, 2012, and the payment date will be June 1, 2012. Tax will be withheld at a rate of 25%.

Conference Call

Teva will host a conference call to discuss its first quarter 2012 results on Wednesday, May 9, 2012, at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com, or by dialing in to 877.407.0784 (U.S.), +1.201.689.8561 (Israel), 800.224.62666 (U.K.), or +1.201.689.8560 (International). Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website at www.tevapharm.com. A replay of the call will also be available until May 16, 2012, at 11:59 p.m. ET, by calling 877.870.5176 (U.S.) or +1.858.384.5517 (International). The Conference ID is 387204.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on CNS, oncology, pain, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

1 For a full analysis of our quarterly revenues by geography and by product line, beginning in Q4 2010, please visit our website at www.ir.tevapharm.com

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA):

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended
		March 31,
		2012	2011
Net revenue		5,102	4,080
Cost of sales		2,493	1,892
Gross profit		2,609	2,188
Research and development expenses – net		292	239
Selling and marketing expenses		928	832
General and administrative expenses		312	221
Legal settlements, acquisition, restructuring and other expenses and impairment		149	29
Operating income		928	867
Financial expenses – net		70	38
Income before income taxes		858	829
Provision (benefit) for income taxes		(9)	49
Share in losses of associated companies – net		12	15
Net income		855	765
Net income (loss) attributable to non-controlling interests		(4)	4
Net income attributable to Teva		859	761

Earnings per share attributable to Teva:	Basic ($)	0.98	0.85
	Diluted ($)	0.97	0.84
Weighted average number of shares (in millions):	Basic	880	897
	Diluted	882	902

Non-GAAP net income attributable to Teva:*		1,300	936

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.48	1.04
	Diluted ($)	1.47	1.04

Weighted average number of shares (in millions):	Basic	880	897
	Diluted	882	902

* See reconciliation attached.

Condensed Balance Sheets
(U.S. dollars in millions)

	March 31,	December 31,
	2012	2011
ASSETS	Unaudited	Audited
Current assets:
Cash and cash equivalents	1,062	1,096
Accounts receivable	6,056	6,213
Inventories	5,332	5,012
Deferred taxes and other current assets	2,517	2,132
Total current assets	14,967	14,453
Long-term investments and receivables	1,044	991
Deferred taxes, deferred charges and other assets	163	142
Property, plant and equipment, net	6,083	5,947
Identifiable intangible assets, net	9,500	10,316
Goodwill	18,713	18,293
Total assets	50,470	50,142

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	3,834	3,749
Convertible senior debentures - short term	531	531
Sales reserves and allowances	4,532	4,428
Accounts payable and accruals	3,199	3,572
Other current liabilities	1,531	1,396
Total current liabilities	13,627	13,676
Long-term liabilities:
Deferred income taxes	2,210	2,610
Other taxes and long term payables	1,276	1,277
Senior notes and loans	10,157	10,236
Total long term liabilities	13,643	14,123
Equity:
Teva shareholders’ equity	23,051	22,195
Non-controlling interests	149	148
Total equity	23,200	22,343
Total liabilities and equity	50,470	50,142

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2012	2011
Operating activities:
Net income	855	765
Net change in operating assets and liabilities	(281)	(23)
Items not involving cash flow	182	158

Net cash provided by operating activities	756	900

Net cash used in investing activities	(194)	(676)

Net cash used in financing activities	(613)	(770)

Translation adjustment on cash and cash equivalents	17	19

Net change in cash and cash equivalents	(34)	(527)

Balance of cash and cash equivalents at the beginning of period	1,096	1,248

Balance of cash and cash equivalents at the end of period	1,062	721

Revenues by Geographic Area
(Unaudited)

	Three months ended March 31,				Percentage Change	Percentage Change
	2012	2011	% of 2012	% of 2011	2012 from 2011	2012 from 2011
	U.S. $ in millions					in local currencies
United States:
Generic	$1,219	$944	24%	23%	29%	29%
Branded	1,497	935	29%	23%	60%	60%
Others	36	3	1%	**	1,100%	1,100%
Total United States	2,752	1,882	54%	46%	46%	46%
Europe*:
Generic	775	912	15%	23%	(15%)	(12%)
Branded	365	255	7%	6%	43%	49%
Others	176	177	4%	4%	(1%)	11%
Total Europe	1,316	1,344	26%	33%	(2%)	3%
Rest of World:
Generic	623	479	12%	12%	30%	30%
Branded	212	161	4%	4%	32%	36%
Others	199	214	4%	5%	(7%)	(4%)
Total Rest of World	1,034	854	20%	21%	21%	23%
Total Revenues	$5,102	$4,080	100%	100%	25%	27%

*All members of the European Union as well as Switzerland and Norway.
** Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three months ended March 31,				Percentage Change 2012 from 2011
	2012	2011	% of 2012	% of 2011
	U.S. $ in million

Generics	2,617	2,335	51%	57%	12%
API	199	184	4%	5%	8%
Branded Products	2,074	1,351	41%	33%	54%
CNS	1,449	904	29%	22%	60%
Copaxone®	909	838	18%	21%	8%
Provigil®	291	-	6%	-	-
Azilect®	72	66	1%	2%	9%
Nuvigil®	84	-	2%	-	-
Respiratory	190	183	4%	4%	4%
ProAir™	90	101	2%	2%	(11%)
Qvar®	63	55	1%	1%	15%
Women's Health	108	103	2%	3%	5%
Oncology	208	22	4%	1%	845%
Treanda®	148	-	3%	-	-
Other Branded	119	139	2%	3%	(14%)
All Others	411	394	8%	10%	4%
OTC	196	184	4%	5%	7%
Other Revenues	215	210	4%	5%	2%
Total	5,102	4,080	100%	100%	25%

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2012	2011
Amortization of purchased intangible assets - under cost of sales	402	151
Inventory step-up - under cost of sales	56	10
Costs related to regulatory actions taken in facilities - under cost of sales	38	50
Amortization of purchased intangible assets - under selling and marketing expenses	12	7
Impairment of long-lived assets	87	11
Restructuring, acquisition and other expenses	43	22

Expense (income) in connection with legal settlements and reserves	19	(4)
Related tax effect	(216)	(72)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

	Three months ended				Three months ended
	March 31, 2012				March 31, 2011
	U.S. dollars in millions				U.S. dollars in millions
	(except share and per share amounts)				(except share and per share amounts)
	GAAP	Reconciliation	Various non- GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS	GAAP	Reconciliation	Various non- GAAP measures	Effect of reconciliation item on non-GAAP diluted EPS
Net revenue	5,102	-	5,102	-	4,080	-	4,080	-
Cost of sales	2,493	(496)	1,997	(0.56)	1,892	(211)	1,681	(0.23)
Gross profit	2,609	496	3,105	0.56	2,188	211	2,399	0.23
Research and development expenses - net	292	-	292	-	239	-	239	-
Selling and marketing expenses	928	(12)	916	(0.01)	832	(7)	825	(0.01)
General and administrative expenses	312	-	312	-	221	-	221	-
Legal settlements, acquisition, restructuring and other expenses and impairment	149	(149)	-	(0.17)	29	(29)	-	(0.03)
Operating income	928	657	1,585	0.74	867	247	1,114	0.27
Financial expenses – net	70	-	70	-	38	-	38	-
Provision (benefit) for income taxes	(9)	216	207	0.24	49	72	121	0.07
Net income attributable to Teva	859	441	1,300	0.50	761	175	936	0.20
Earnings per share attributable to Teva:
Basic	0.98	0.50	1.48		0.85	0.19	1.04
Diluted	0.97	0.50	1.47		0.84	0.20	1.04
Weighted average number of shares (in millions):
Basic	880	-	880		897	-	897
Diluted	882	-	882		902	-	902
Add back for diluted earnings per share calculation	*		*		*		*
Effective tax rate	(1%)	15%	14%		6%	5%	11%

* Less than $0.5 million.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
United States
Denise Bradley, 215-591-8974
or
Israel
Shir Altay-Hagoel, 972 (3) 926-7590

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	May 9, 2012